SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___   Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated December 6, 2002.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI Group announces bid for acquisition of
COGNICASE Inc.

Montreal, Quebec — December 6, 2002 — CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announced today its offer to purchase all of the outstanding common shares of COGNICASE Inc. (COGNICASE) (TSX: COG; Nasdaq: COGI). In connection with this offer, CGI has entered into a lock-up agreement with the largest shareholder (9,450,187 shares or approximately 15%) and largest client of COGNICASE, National Bank of Canada, whereby National Bank of Canada has agreed that it will tender its shares to CGI. Additionally, provided that CGI’s bid is successfully completed and subject to the negotiation of certain mutually acceptable terms, the outsourcing contracts in existence between COGNICASE and National Bank of Canada will be extended for a period of ten years, effective on the date of closing.

At the option of the holder, CGI will offer for each share of COGNICASE, $4.25 cash or 0.5484 Class A Subordinate Shares of CGI, or a combination thereof, subject to a maximum aggregate cash consideration and maximum aggregate share consideration representing in each case on any take-up date an amount equal to 50% of the aggregate offer price payable under the offer on such take-up date. The fraction of CGI share offered is based on the weighted average closing price of CGI shares of $7.75 for the last 10 days. The offer will be made to all holders of common shares of COGNICASE and is open for acceptance until 5:00 pm (Eastern time) on January 13, 2003 unless withdrawn or extended.

The offer price of $4.25 represents a premium of 39.9% over the 20-day weighted average closing price of the COGNICASE shares and a premium of 50.4% over the 90-day weighted average closing price of the COGNICASE shares on the TSX.

Serge Godin, Chairman of the Board and CEO of CGI, said, “CGI believes that the offer price represents an attractive premium to COGNICASE shareholders. Moreover, because of CGI’s extensive track record in integrating acquisitions, and its ability to achieve efficiency gains and realize synergies, we expect the transaction to be accretive to earnings.”

December 6, 2002

Subsequent to this transaction, CGI will have a stronger presence in some of its key industry vertical sectors, including financial services and governments, while also increasing its critical mass in the fast growing business process outsourcing segment. The acquisition would also augment CGI’s presence in Western Canada as well as in the US. Serge Godin added, “This transaction is consistent with CGI’s three-year strategic plan as it will contribute to the ongoing consolidation of the Canadian IT services industry. It will provide greater stability to the clients of COGNICASE and CGI, while ensuring they have access to a broader range of IT services. The integration of COGNICASE and CGI will provide our professionals with a wider variety of career challenges and possibilities, in a very stimulating environment. CGI is very conscious that its success is dependent on a strong, embedded culture which is based on the satisfaction and well-being of its members. On behalf of CGI, I would warmly welcome all COGNICASE professionals to join us in our quest to build a world champion in information technology and business processing services.”

This offer is conditional upon at least (i) 66 2/3% of the outstanding COGNICASE shares and (ii) 50.01% of the outstanding COGNICASE shares other than those COGNICASE shares held by persons whose COGNICASE shares would not be included as part of the “minority” in connection with any subsequent acquisition transaction, being validly deposited under the offer and not withdrawn as at 5:00 pm (Eastern time) on January 13, 2003, among other things.

CGI has engaged CIBC World Markets Inc. and Desjardins Securities Inc. to act as dealer managers under the Offer.

The management of CGI will host a conference call to discuss this release today, December 6, 2002, at 9:30 am. ET. Investors may participate by dialing 888-638-1043 or listen through our website at www.cgi.com. A replay of the call will be available on our website or by dialing 800-558-5253, #21078083.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 14,600 professionals. CGI’s annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI’s order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

December 6, 2002

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(514) 841-3200

Media relations
Ronald White
Director, investor relations
(514) 841-3230

Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGI GROUP INC. (Registrant)
Date: December 6, 2002	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary